Exhibit 12



                    RATIO OF EARNINGS TO FIXED CHARGES



            Thirty-Nine Weeks Ended               Fiscal Year Ended
            February 27, February 28,  May 30, May 31, May 26, May 27, May 28,
                 1994       1993        1993    1992    1991    1990    1989

Ratio of
 Earnings to
 Fixed Charges   7.66       8.82        7.79    8.58    7.82    7.66    7.73


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.